Exhibit 99.2

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

For the three-month periods ended May 31, 2015 and 2014

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

Financial Statements

Interim Statements of Financial Position	1

Interim Statements of Earnings and Comprehensive Loss	2

Interim Statements of Changes in Equity	3

Interim Statements of Cash Flows	4

Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As at May 31, 2015 and February 28, 2015

	May 31,	February 28,
	2015	2015

Assets

Current assets:
Cash	$1,224,827	$1,310,556
Short-term investments	16,001,599	17,071,344
Trade and other receivables	272,439	384,886
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	148,920	419,992
Inventories	82,951	87,370
Prepaid expenses	214,379	318,457
	17,994,773	19,642,263

Equipment	209,014	69,937
Intangible asset	16,954,308	17,495,905

Total assets	$35,158,095	$37,208,105

Liabilities and Equity

Current liabilities:
Trade and other payables	$1,198,669	$1,083,847
Payable to parent corporation (note 8 (b))	972,214	538,531
	2,170,883	1,622,378

Derivative warrant liabilities (notes 4 and 10)	649,006	2,357,408
Total liabilities	2,819,889	3,979,786

Equity (note 4):
Share capital	61,627,743	61,627,743
Contributed surplus	4,987,014	4,911,381
Deficit	(34,276,551)	(33,310,805)
Total equity	32,338,206	33,228,319

Commitments and contingencies (note 7)
Subsequent event (note 11)

Total liabilities and equity	$35,158,095	$37,208,105

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2015 and 2014

	May 31,	May 31,
	2015	2014

Revenue from sales	$5,154	$56,073
Cost of sales	(2,655)	(26,031)
Gross profit	2,499	30,042

General and administrative expenses	(1,265,057)	(1,781,829)
Research and development expenses, net of tax credits of $13,000 (2014 - $18,407)	(1,346,523)	(1,218,993)
Results from operating activities	(2,609,081)	(2,970,780)

Finance income (note 5)	1,729,747	4,662,558
Finance costs (note 5)	(86,412)	(335,357)
Net finance income	1,643,335	4,327,201

Net (loss) earnings and total comprehensive (loss) income for the period	$(965,746)	$1,356,421

Basic and diluted earnings (loss) per share	$(0.01)	$0.01

Weighted average number of shares outstanding – basic	106,444,012	105,868,701
Weighted average number of shares outstanding – diluted	106,444,012	106,847,200

See accompanying notes to unaudited interim financial statements

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2015 and 2014

	Share capital			Contributed
	Number	Dollar	Warrants	surplus	Deficit	Total

Balance, February 28, 2015	106,444,012	$61,627,743	$–	$4,911,381	$(33,310,805)	$33,228,319

Net loss and total comprehensive loss for the period	–	–	–	–	(965,746)	(965,746)
	106,444,012	61,627,743	–	4,911,381	(34,276,551)	32,262,573

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 6)	–	–	–	75,633	–	75,633
Total contributions by and distribution to owners	–	–	–	75,633	–	75,633

Balance at May 31, 2015	106,444,012	$61,627,743	$–	$4,987,014	$(34,276,551)	$(32,338,206)

Balance, February 28, 2014	105,862,179	$61,027,307	$406,687	$3,501,587	$(31,656,081)	$33,279,500

Net earnings and total comprehensive income for the period	–	–	–	–	1,356,421	1,356,421
	105,862,179	61,027,307	406,687	3,501,587	(30,299,660)	34,635,921

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 6)	–	–	–	693,812	–	693,812
Share options exercised (note 6)	200,000	50,000	–	–	–	50,000
Total contributions by and distribution to owners	200,000	50,000	–	693,812	–	743,812

Balance at May 31, 2014	106,062,179	$61,077,307	$406,687	$4,195,399	$(30,299,660)	$35,379,733

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

	May 31,	May 31,
	2015	2014

Cash flows from operating activities:
Net (loss) earnings for the period	$(965,746)	$1,356,421
Adjustments:
Depreciation of equipment	4,249	914
Amortization of intangible asset	583,596	581,467
Stock-based compensation	75,633	693,812
Net finance income	(1,643,335)	(4,327,201)
Realized foreign exchange loss	(2,858)	(5,282)
	(1,948,461)	(1,699,869)

Changes in non-cash operating working capital items:
Trade and other receivables	112,447	205,494
Receivable from parent corporation	–	47,140
Tax credits receivable	271,072	(18,407)
Inventories	4,419	(32,411)
Prepaid expenses	104,078	270,660
Trade and other payables	58,269	513,521
Payable to parent corporation	433,683	213,012
	983,968	1,199,009

Net cash used in operating activities	(964,493)	(500,860)

Cash flows from investing activities:
Interest received	11,888	20,588
Acquisition of equipment	(128,772)	–
Acquisition of intangible assets	–	(8,740)
Acquisition of short-term investments	–	(520,086)
Maturity of short-term investments	1,000,000	500,000
Net cash from (used in) investing activities	883,116	(8,238)

Cash flows from financing activities:
Proceeds from exercise of warrants and options	–	50,000
Interest paid	(963)	(165)
Net cash (used in) from financing activities	(963)	49,835

Foreign exchange loss on cash held in foreign currencies	(3,389)	(5,003)
Net decrease in cash	(85,729)	(464,266)

Cash, beginning of period	1,310,556	675,490

Cash, end of period	$1,224,827	$211,224

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired equipment included in trade and other payables	$14,554	$–
Intangible assets included in trade and other payables	41,999	–

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec,      H7T 0A3.  The Corporation is a subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”). The Corporation, the parent and NeuroBioPharm Inc. (“NeuroBioPharm”), a sister corporation, are collectively referred to as the “group”.

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.      Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (IASB), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 28, 2015.

The financial statements were authorized for issue by the Board of Directors on July 13, 2015.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 6); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 10).

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

2.      Basis of preparation (continued):

(d)	Use of estimates and judgments (continued):

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.

•
The use of the going concern basis of preparation of the financial statements.  At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 10) and stock-based compensation (note 6).

•	Allocation of shared costs amongst the Neptune group companies (note 8).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.      Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2015.

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9, Financial Instruments, which addresses the classification and measurement of financial assets and liabilities, impairment and hedge accounting, replacing IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  The Corporation has not yet assessed the impact of adoption of IFRS 9, and does not intend to early adopt IFRS 9 in its financial statements.

(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

4.      Capital and other components of equity

Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2015 and February 28, 2015:

	May 31, 2015		February 28, 2015

	Number		Number
	outstanding	Amount	outstanding	Amount

Liability
Series 8 Public offering warrants 2014 (note 10)	18,400,000	$649,006	18,400,000	$2,357,408

Equity
Private placement warrants
Series 9 Private placement warrants 2014	1,616,542	$–	1,616,542	$–

5.      Finance income and finance costs:

(a)	Finance income:

	May 31,	May 31,
	2015	2014

Interest income	$21,345	$28,070
Change in fair value of Derivative warrant liabilities (Note 10)	1,708,402	4,634,488
	$1,729,747	$4,662,558

(b)	Finance costs:

	May 31,	May 31,
	2015	2014

Interest charges	$(963)	$(706)
Foreign exchange loss	(85,449)	(334,651)
	$(86,412)	$(335,357)

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

6.      Share-based payment:

At May 31, 2015 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants of the Corporation.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued is 10% of the number of Acasti Class A shares issued and outstanding from time to time.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

Activities within the plan are detailed as follows:

	May 31, 2015		May 31,2014

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at beginning of period	$1.53	4,296,250	$1.57	4,911,000
Granted	–	–	1.50	10,000
Exercised	–	–	0.25	(200,000)
Forfeited	1.23	(32,500)	2.75	(6,250)
Expired	2.10	(50,000)	–	–
Outstanding at end of period	$1.53	4,213,750	$1.63	4,714,750

Exercisable at end of period	$1.58	3,674,375	$1.55	3,734,500

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

May 31, 2014

Exercise price	$1.50
Share price	$1.07
Dividend	–
Risk-free interest	1.14%
Estimated life	2.51 years
Expected volatility	56.67%

The weighted average of the fair value of the options granted to employees during the period ended May 31, 2014 was $0.27.  No options were granted to non-employees.

The weighted average share price at the date of exercise for options exercised during the period ended May 31, 2014 was $0.94.

For the three-month period ended May 31, 2015, the Corporation recognized stock-based compensation under this plan in the amount of $42,813 (2014 - $195,689).

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

6.      Share-based payment (continued):

(b)	Corporation equity incentive plan:

The Corporation established an equity incentive plan for employees, directors and consultants of the group.  The plan provides for the issuance of restricted share units (“RSU”), performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the outstanding awards through shares.

 The Corporation’s issued RSUs vest gradually over time with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category.  The fair value of the RSUs is determined to be the share price at date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.  The fair value of the RSUs granted was $2.89 per unit.

	2015	2014
RSUs outstanding at beginning of period	184,000	775,001
Forfeited	(3,000)	–
RSUs outstanding at end of period	181,000	775,001

For the three-month period ended May 31, 2015, the Corporation recognized stock-based compensation under this plan in the amount of $26,953 ($211,775 in 2014).

(c)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

For the three-month period ended  May 31, 2015, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $3,604 (2014 - $19,572)

(ii)	Neptune equity incentive plan:

For the three-month period ended May 31, 2015, the Corporation recognized stock-based compensation related to this plan in the amount of $2,263 (2014 - $193,684).

(iii)	Neptune-owned Acasti call-options:

For the three-month period ended  May 31, 2014, the Corporation recognized stock-based compensation related to this plan in the amount of $73,092 (nil in 2015).

7.      Commitments and contingencies:

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $13,030,485, of which an amount of $8,037,464 has been paid to date.  As at May 31, 2015, an amount of $368,742 is included in ''Trade and other payables'' in relation to these projects.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

7.      Commitments and contingencies (continued):

Contingencies:

i.
On May 29, 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name.   Neptune and its subsidiaries believe the claim as formulated is without merit or cause.  On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, Neptune and its subsidiaries’ position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set.  All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of these financial statements, no agreement has been reached and no provision has been recognized in respect of this claim.  Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

ii.
In the normal course of operations, the Corporation is involved in various claims and legal proceedings. Although the outcome of these pending cases as at May 31, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

8.      Related parties:

(a)	Administrative and research and development expenses:

During the three-month periods ended May 31, 2015 and 2014, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	May 31,	May 31,
	2015	2014

Administrative costs	$297,291	$404,441
Research and development costs, before tax credits	512,371	100,451
	$809,662	$504,892

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Due to the fact that a significant portion of the Corporation’s intellectual property rights are licensed to it by Neptune, the Corporation relies on Neptune to protect a significant portion of the intellectual property rights that it uses under such license.  Neptune is engaged in a number of legal actions related to its intellectual property.

(b)    Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

8.      Related parties (continued):

(c)	Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2015 and 2014:

	May 31,	May 31,
	2015	2014

Short-term benefits	$150,458	$99,042
Severance	117,900	139,962
Share-based compensation costs	64,599	668,270
	$332,957	$907,274

9.      Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

The majority of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.

10.   Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1:	defined as observable inputs such as quoted prices in active markets.

•	Level 2:	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3:	defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

10.   Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis.  These financial liabilities were measured using level 3 inputs. The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	May 31, 2015	February 28, 2015

Exercise price	US$1.50	US$1.50
Share price	$0.33	$0.55
Dividend	–	–
Risk-free interest	1.08%	1.20%
Estimated life	3.51 years	3.76 years
Expected volatility	61.28%	62.94%

The fair value of the Warrants issued was determined to be $0.04 per warrant as at May 31, 2015 ($0.13 per warrant as at February 28, 2015).  Changes in the fair value of the Warrants are recognized in finance income.

The effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $196,297 or a gain of $176,122 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities for the three-month period ended May 31, 2015 and 2014 is presented in the following table:

	2015	2014
Balance – beginning of period	$2,357,408	$11,181,475
Change in fair value of derivative warrant liabilities (Note 4 (b))	(1,708,402)	(4,634,488)
Balance – end of period	$649,006	$6,546,987

Share-based payment transactions:

The fair value of share-based payment transaction is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

 11.  Subsequent event:

On June 1, 2015, the Corporation granted an aggregate of 559,000 incentive stock options under the Corporation’s Stock Option Plan for its Officers and management team.  Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of Acasti at a price of CDN $0.45 until June 1, 2022.